Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at December 31, 2025, the Condensed Statement of Profit and Loss (including Other Comprehensive Income), for the three months and nine months ended on that date, the Condensed Statement of Changes in Equity, and the Condensed Statement of Cash Flows for the nine months ended on that date, and notes to the financial statements including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at December 31, 2025, its profit and total comprehensive income for the three months and nine months ended on that date, changes in equity and its cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

 Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 14,2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408AMJGPE5746

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and nine months ended December 31, 2025

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to the Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Standalone Balance Sheet as at	Note No.	December 31, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	2.1	9,745	10,070
Right-of-use assets	2.3	2,981	3,078
Capital work-in-progress		1,246	778
Goodwill	2.2	211	211
Other intangible assets		–	–
Financial assets
Investments	2.4	26,034	27,371
Loans	2.5	7	26
Other financial assets	2.6	2,293	2,350
Deferred tax assets (net)	2.16	1,020	497
Income tax assets (net)	2.16	1,724	1,164
Other non-current assets	2.9	2,228	2,223
Total non-current assets		47,489	47,768
Current assets
Financial assets
Investments	2.4	5,885	11,147
Trade receivables	2.7	31,558	26,413
Cash and cash equivalents	2.8	7,461	14,265
Loans	2.5	187	207
Other financial assets	2.6	13,336	12,569
Income tax assets (net)	2.16	–	2,949
Other current assets	2.9	10,488	9,618
Total current assets		68,915	77,168
Total assets		116,404	124,936
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,027	2,076
Other equity		70,565	85,256
Total equity		72,592	87,332
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,890	2,694
Other financial liabilities	2.12	1,712	1,991
Deferred tax liabilities (net)		837	1,062
Other non-current liabilities	2.14	473	95
Total non - current liabilities		5,912	5,842
Current liabilities
Financial liabilities
Lease liabilities	2.3	882	765
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		205	8
Total outstanding dues of creditors other than micro enterprises and small enterprises		3,346	2,720
Other financial liabilities	2.12	15,487	14,101
Other current liabilities	2.14	11,899	9,159
Provisions	2.15	1,203	993
Income tax liabilities (net)		4,878	4,016
Total current liabilities		37,900	31,762
Total equity and liabilities		116,404	124,936

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Standalone Statement of Profit and Loss for the	Note No.	Three months ended December 31,		Nine months ended December 31,
		2025	2024	2025	2024
Revenue from operations	2.17	37,996	34,915	110,178	102,455
Other income, net	2.18	2,277	1,001	5,427	3,459
Total income		40,273	35,916	115,605	105,914
Expenses
Employee benefit expenses	2.19	18,607	16,849	54,354	50,208
Cost of technical sub-contractors		5,787	4,829	16,608	14,412
Travel expenses		380	329	1,194	1,054
Cost of software packages and others	2.19	2,348	2,977	6,859	7,474
Communication expenses		111	115	323	344
Consultancy and professional charges		444	322	1,285	887
Depreciation and amortization expenses		585	661	1,794	2,029
Finance cost		45	50	153	170
Other expenses	2.19	1,149	940	3,089	2,957
Total expenses		29,456	27,072	85,659	79,535
Profit before exceptional item and tax		10,817	8,844	29,946	26,379
Exceptional item
Impact of Labour Codes	2.19.5	1,146	–	1,146	–
Profit before tax		9,671	8,844	28,800	26,379
Tax expense:
Current tax	2.16	2,587	2,785	8,340	8,428
Deferred tax	2.16	(279)	(299)	(776)	(988)
Profit for the period		7,363	6,358	21,236	18,939
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		59	(37)	(40)	63
Equity instruments through other comprehensive income, net		(4)	(16)	23	(11)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		4	57	10	33
Fair value changes on investments, net		(23)	9	65	128

Total other comprehensive income/ (loss), net of tax		36	13	58	213

Total comprehensive income for the period		7,399	6,371	21,294	19,152
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		17.85	15.31	51.25	45.62
Diluted (in per share)		17.83	15.29	51.18	45.53
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,124,016,061	4,152,169,718	4,143,887,009	4,151,766,693
Diluted (in shares)	2.20	4,129,090,804	4,159,730,983	4,149,506,080	4,159,798,359

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Condensed Standalone Statement of Changes in Equity

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176
Changes in equity for the nine months ended December 31, 2024
Profit for the period	–	–	–	–	–	18,939	–	–	–	–	–	–	18,939
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	63	63
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	(11)	–	–	(11)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	33	–	33
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	128	128
Total comprehensive income for the period	–	–	–	–	–	18,939	–	–	–	(11)	33	191	19,152
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	337	–	–	(337)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	253	–	–	(253)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	21	(21)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	2	–	–	–	–	–	–	–	3
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	591	–	–	–	–	591
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	12	–	–	–	–	12
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at December 31, 2024	2,076	54	2,862	169	835	64,407	183	1,242	8,525	268	39	(71)	80,589

INFOSYS LIMITED

Condensed Standalone Statement of Changes in Equity (contd.)

(In crore)

Particulars		Other Equity
		Reserves & Surplus								Other comprehensive income
	Equity Share Capital	Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
		Capital reserve	Other reserves (2)
Balance as at April 1, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332
Changes in equity for the nine months ended December 31, 2025
Profit for the period	–	–	–	–	–	21,236	–	–	–	–	–	–	21,236
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(40)	(40)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	23	–	–	23
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	10	–	10
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	65	65
Total comprehensive income for the period	–	–	–	–	–	21,236	–	–	–	23	10	25	21,294
Buyback of equity shares (Refer to note 2.11)	(50)	–	–	–	(1,244)	(16,346)	(360)	–	–	–	–	–	(18,000)
Transaction cost relating to buyback (Refer to note 2.11)	–	–	–	–	(18)	(26)	–	–	–	–	–	–	(44)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.11)	–	–	–	50	–	–	(50)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	709	–	–	(709)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	1,956	–	–	(1,956)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	266	–	–	(266)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	63	(63)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	689	–	–	–	–	689
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	14	–	–	–	–	14
Dividends	–	–	–	–	–	(18,694)	–	–	–	–	–	–	(18,694)
Balance as at December 31, 2025	2,027	54	2,862	219	58	60,355	12	1,443	5,376	321	(8)	(127)	72,592

*	net of tax
(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Condensed Standalone Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Nine months ended December 31,
		2025	2024
Cash flow from operating activities
Profit for the period		21,236	18,939
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and Amortization		1,794	2,029
Income tax expense	2.16	7,564	7,440
Impairment loss recognized / (reversed) under expected credit loss model		114	86
Finance cost		153	170
Interest and dividend income		(4,463)	(2,888)
Stock compensation expense		622	537
Provision for post sale client support		(78)	111
Exchange differences on translation of assets and liabilities, net		482	106
Other adjustments		432	107
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,619)	(3,984)
Loans, other financial assets and other assets		(1,892)	(784)
Trade payables		823	222
Other financial liabilities, other liabilities and provisions		4,405	2,942
Cash generated from operations		25,573	25,033
Income taxes (paid)/received		(5,180)	(2,106)
Net cash generated by operating activities		20,393	22,927
Cash flow from investing activities
Expenditure on property, plant and equipment		(1,371)	(1,018)
Deposits placed with corporation		(592)	(915)
Redemption of deposits placed with corporation		389	531
Interest and dividend received		2,083	1,465
Dividend received from subsidiary		2,676	1,322
Loan given to subsidiaries		–	(10)
Loan repaid by subsidiaries		10	–
Payment of contingent consideration pertaining to acquisition of business		(13)	–
Investment in subsidiaries		(785)	(4,360)
Payment towards acquisition		–	(184)
Receipt towards business transfer for entities under common control		–	–
Payments to acquire investments
Mutual fund units		(51,792)	(49,723)
Commercial papers		(2,331)	(2,273)
Certificates of deposit		(8,001)	(2,246)
Tax free bonds and government bonds		(32)	–
Government Securities		(1,277)	–
Non-convertible debentures		(2,360)	(1,361)
Other investments		(2)	(25)
Proceeds on sale of investments
Mutual fund units		51,970	49,790
Commercial papers		4,900	6,660
Certificates of deposit		8,592	4,945
Non-convertible debentures		3,818	1,290
Government Securities		3,165	200
Tax free bonds and government bonds		1,269	–
Other investments		–	11
Escrow and deposits pertaining to buyback		(1,815)	–
Redemption of escrow and other deposits pertaining to buyback		1,815	–
Net cash (used in) / generated from investing activities		10,316	4,099
Cash flow from financing activities
Payment of Lease Liabilities		(661)	(687)
Shares issued on exercise of employee stock options		1	3
Other payments		(113)	(168)
Payment of dividends		(18,695)	(20,336)
Buyback of equity shares including transaction cost		(18,053)	–
Net cash used in financing activities		(37,521)	(21,188)
Net increase / (decrease) in cash and cash equivalents		(6,812)	5,838
Effect of exchange rate changes on cash and cash equivalents		8	(8)
Cash and cash equivalents at the beginning of the period	2.8	14,265	8,191
Cash and cash equivalents at the end of the period	2.8	7,461	14,021
Supplementary information:
Restricted cash balance	2.8	55	58

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on January 14, 2026.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognised at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Companies Act, 2013 (''the Act'') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2025. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited interim condensed standalone financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Critical accounting estimates and judgments could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed standalone financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16).

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1).

2. Notes to the Interim Condensed Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the interim condensed Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the condensed Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2025	1,497	10,619	3,261	1,452	8,030	2,092	809	43	27,803
Additions	7	19	25	9	325	28	14	–	427
Deletions*	(66)	(6)	(6)	(10)	(361)	(15)	(29)	–	(493)
Gross carrying value as at December 31, 2025	1,438	10,632	3,280	1,451	7,994	2,105	794	43	27,737
Accumulated depreciation as at October 1, 2025	–	(5,163)	(2,956)	(1,230)	(6,129)	(1,806)	(651)	(40)	(17,975)
Depreciation	–	(101)	(40)	(24)	(216)	(35)	(19)	–	(435)
Accumulated depreciation on deletions*	–	–	6	10	358	15	29	–	418
Accumulated depreciation as at December 31, 2025	–	(5,264)	(2,990)	(1,244)	(5,987)	(1,826)	(641)	(40)	(17,992)
Carrying value as at October 1, 2025	1,497	5,456	305	222	1,901	286	158	3	9,828
Carrying value as at December 31, 2025	1,438	5,368	290	207	2,007	279	153	3	9,745

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at October 1, 2024	1,430	10,660	3,240	1,401	7,398	2,154	943	45	27,271
Additions	–	5	5	34	189	15	19	–	267
Deletions**	–	(42)	(4)	(14)	(148)	(7)	(17)	–	(232)
Gross carrying value as at December 31, 2024	1,430	10,623	3,241	1,421	7,439	2,162	945	45	27,306
Accumulated depreciation as at October 1, 2024	–	(4,771)	(2,817)	(1,172)	(5,810)	(1,767)	(753)	(42)	(17,132)
Depreciation	–	(102)	(43)	(25)	(259)	(41)	(31)	–	(501)
Accumulated depreciation on deletions**	–	6	4	14	148	7	14	–	193
Accumulated depreciation as at December 31, 2024	–	(4,867)	(2,856)	(1,183)	(5,921)	(1,801)	(770)	(42)	(17,440)
Carrying value as at October 1, 2024	1,430	5,889	423	229	1,588	387	190	3	10,139
Carrying value as at December 31, 2024	1,430	5,756	385	238	1,518	361	175	3	9,866

The changes in the carrying value of property, plant and equipment for the Nine months ended December 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Additions	27	22	55	52	813	54	42	1	1,066
Deletions*	(66)	(11)	(13)	(24)	(736)	(75)	(29)	(4)	(958)
Gross carrying value as at December 31, 2025	1,438	10,632	3,280	1,451	7,994	2,105	794	43	27,737
Accumulated depreciation as at April 1, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Depreciation	–	(301)	(115)	(72)	(648)	(105)	(59)	(1)	(1,301)
Accumulated depreciation on deletions*	–	1	13	23	723	75	29	4	868
Accumulated depreciation as at December 31, 2025	–	(5,264)	(2,990)	(1,244)	(5,987)	(1,826)	(641)	(40)	(17,992)
Carrying value as at April 1, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070
Carrying value as at December 31, 2025	1,438	5,368	290	207	2,007	279	153	3	9,745

*	During the three months and nine months ended December 31, 2025, certain assets which were not in use having gross book value of 324 crore (net book value: Nil) and 734 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the Nine months ended December 31, 2024 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Additions	–	29	39	82	437	41	51	1	680
Deletions**	–	(85)	(12)	(31)	(377)	(39)	(69)	(1)	(614)
Gross carrying value as at December 31, 2024	1,430	10,623	3,241	1,421	7,439	2,162	945	45	27,306
Accumulated depreciation as at April 1, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Depreciation	–	(304)	(136)	(75)	(796)	(130)	(103)	(1)	(1,545)
Accumulated depreciation on deletions**	–	12	12	31	372	38	66	1	532
Accumulated depreciation as at December 31, 2024	–	(4,867)	(2,856)	(1,183)	(5,921)	(1,801)	(770)	(42)	(17,440)
Carrying value as at April 1, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813
Carrying value as at December 31, 2024	1,430	5,756	385	238	1,518	361	175	3	9,866

**	During the three months and nine months ended December 31, 2024, certain assets which were not in use having gross book value of 142 crore (net book value: Nil) and 335 crore (net book value: Nil), respectively were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the condensed standalone statement of Profit and Loss.

Repairs and maintenance costs are recognized in the condensed standalone statement of Profit and Loss when incurred.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Carrying value at the beginning	211	211
Carrying value at the end	211	211

2.2.2 Other Intangible Assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option. Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at October 1, 2025	528	2,117	492	3,137
Additions*	–	64	94	158
Deletions	(53)	(5)	(102)	(160)
Depreciation	–	(102)	(52)	(154)
Balance as at December 31, 2025	475	2,074	432	2,981

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at October 1, 2024	532	2,133	604	3,269
Additions*	–	140	21	161
Deletions	–	(74)	(70)	(144)
Depreciation	(1)	(107)	(53)	(161)
Balance as at December 31, 2024	531	2,092	502	3,125

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2025	530	2,105	443	3,078
Additions*	–	294	380	674
Deletions	(53)	(6)	(213)	(272)
Depreciation	(2)	(319)	(178)	(499)
Balance as at December 31, 2025	475	2,074	432	2,981
*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2024:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2024	534	2,266	503	3,303
Additions*	–	218	305	523
Deletions	–	(74)	(139)	(213)
Depreciation	(3)	(318)	(167)	(488)
Balance as at December 31, 2024	531	2,092	502	3,125

*	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at December 31, 2025 and March 31, 2025:

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current lease liabilities	882	765
Non-current lease liabilities	2,890	2,694
Total	3,772	3,459

2.4 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current investments
Equity instruments of subsidiaries	14,509	13,724
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	277	251
Target maturity fund units	–	465
Others	65	61
Tax free bonds	409	1,465
Government bonds	–	14
Non-convertible debentures	3,313	3,320
Government Securities	4,630	5,240
Total non-current investments	26,034	27,371
Current investments
Mutual fund units	1,643	1,185
Commercial Papers	970	3,442
Certificates of deposit	2,800	3,257
Tax free bonds	48	154
Government bonds	47	–
Government Securities	274	1,560
Non-convertible debentures	103	1,549
Total current investments	5,885	11,147
Total carrying value	31,919	38,518

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	3,308	3,017
Infosys Singapore Pte Ltd	4,821	4,327
2,88,39,411 (2,73,19,411) shares
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	79
27,70,326 (27,70,326) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shares 10 per share fully paid up
InSemi Technology Services Private Limited	198	198
10,33,440 (10,33,440) shares 10 per share fully paid up
in-tech Group India Private Limited	15	15
10,000 (10,000) shares 10 per share fully paid up
Infosys Services (Thailand) Limited	13	13
49,99,998 (49,99,998) shares THB 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares
	17,340	16,555
Investments carried at fair value through profit or loss
Target maturity fund units	–	465
Equity and Preference securities	25	25
Others (1)	65	61
	90	551
Investments carried at fair value through other comprehensive income
Preference securities	173	167
Equity securities	2	2
	175	169
Quoted
Investments carried at amortized cost
Tax free bonds	409	1,465
Government bonds	–	14
	409	1,479
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,313	3,320
Equity Securities	77	57
Government Securities	4,630	5,240
	8,020	8,617
Total non-current investments	26,034	27,371
Current investments
Unquoted
Investments carried at fair value through profit or loss
Mutual fund units	1,643	1,185
	1,643	1,185
Investments carried at fair value through other comprehensive income
Commercial Papers	970	3,442
Certificates of deposit	2,800	3,257
	3,770	6,699
Quoted
Investments carried at amortized cost
Tax free bonds	48	154
Government bonds	47	–
	95	154
Investments carried at fair value through other comprehensive income
Government Securities	274	1,560
Non-convertible debentures	103	1,549
	377	3,109
Total current investments	5,885	11,147
Total investments	31,919	38,518
Aggregate amount of quoted investments	8,901	13,359
Market value of quoted investments (including interest accrued), current	474	3,266
Market value of quoted investments (including interest accrued), non-current	8,445	10,269
Aggregate amount of unquoted investments	23,018	25,159
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	17,340	16,555
Investments carried at amortized cost	504	1,633
Investments carried at fair value through other comprehensive income	12,342	18,594
Investments carried at fair value through profit or loss	1,733	1,736
(1)	Uncalled capital commitments outstanding as of December 31, 2025 and March 31, 2025 was 26 crore and 27 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2025	March 31, 2025
Mutual fund units - carried at fair value through profit or loss	Quoted price	1,643	1,185
Target maturity fund units - carried at fair value through profit or loss	Quoted price	–	465
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	521	1,796
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,416	4,869
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,904	6,800
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	970	3,442
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	2,800	3,257
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	77	57
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	175	169
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	25
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	65	61
Total		14,596	22,126

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non- Current
Loan to subsidiary	–	10
Loans considered good - Unsecured
Other Loans
Loans to employees	7	16
Total non - current loans	7	26
Current
Loans considered good - Unsecured
Other Loans
Loans to employees	187	207
Total current loans	187	207
Total Loans	194	233

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Security deposits (1)	212	205
Unbilled revenues (1)(5)#	1,770	1,904
Net investment in lease(1)	311	241
Total non-current other financial assets	2,293	2,350
Current
Security deposits (1)	10	21
Restricted deposits (1)*	2,918	2,716
Unbilled revenues (1)(5)#	6,125	5,681
Interest accrued but not due (1)	265	739
Foreign currency forward and options contracts (2)(3)	40	171
Net investment in lease (1)	296	228
Others (1)(4)	3,682	3,013
Total current other financial assets	13,336	12,569
Total other financial assets	15,629	14,919
(1) Financial assets carried at amortized cost	15,589	14,748
(2) Financial assets carried at fair value through other comprehensive income	24	28
(3) Financial assets carried at fair value through Profit or Loss	16	143
(4) Includes dues from subsidiaries	3,448	2,863
(5) Includes dues from subsidiaries	140	165

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current
Trade Receivable considered good - Unsecured (1)	32,056	26,807
Less: Allowance for expected credit loss	498	394
Trade Receivable considered good - Unsecured	31,558	26,413
Trade Receivable - credit impaired - Unsecured	195	169
Less: Allowance for credit impairment	195	169
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	31,558	26,413
(1) Includes dues from subsidiaries	429	250
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Balances with banks
In current and deposit accounts	7,461	14,265
Cash on hand	–	–
Total Cash and cash equivalents	7,461	14,265
Balances with banks in unpaid dividend accounts	44	45
Deposit with more than 12 months maturity	–	–

Cash and cash equivalents as at December 31, 2025 and March 31, 2025 include restricted cash and bank balances of 55 crore and 45 crore, respectively.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Capital advances	178	206
Advances other than capital advances
Others
Prepaid expenses	489	154
Defined benefit plan assets	–	257
Deferred contract cost
Cost of obtaining a contract	318	299
Cost of fulfillment	549	676
Unbilled revenues(2)	112	119
Withholding taxes and others(3)	582	512
Total non-current other assets	2,228	2,223
Current
Advances other than capital advances
Payment to vendors for supply of goods	196	373
Others
Prepaid expenses (1)	2,844	2,003
Unbilled revenues(2)	4,137	4,284
Deferred contract cost
Cost of obtaining a contract	245	212
Cost of fulfillment	555	428
Withholding taxes and others(3)	2,490	2,309
Other receivables (1)	21	9
Total current other assets	10,488	9,618
Total other assets	12,716	11,841
(1) Includes dues from subsidiaries	129	151
(2)	Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3)	Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily the Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the condensed standalone Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	7,461	–	–	–	–	7,461	7,461
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	25	65	252	–	342	342
Tax free bonds and government bonds	504	–	–	–	–	504	521(1)
Mutual fund units	–	–	1,643	–	–	1,643	1,643
Commercial Papers	–	–	–	–	970	970	970
Certificates of deposit	–	–	–	–	2,800	2,800	2,800
Non convertible debentures	–	–	–	–	3,416	3,416	3,416
Government Securities	–	–	–	–	4,904	4,904	4,904
Trade receivables (Refer to note 2.7)	31,558	–	–	–	–	31,558	31,558
Loans (Refer to note 2.5)	194	–	–	–	–	194	194
Other financial assets (Refer to note 2.6)	15,589	–	16	–	24	15,629	15,612(2)
Total	55,306	25	1,724	252	12,114	69,421	69,421
Liabilities:
Trade payables (Refer to note 2.13)	3,551	–	–	–	–	3,551	3,551
Lease liabilities (Refer to note 2.3)	3,772	–	–	–	–	3,772	3,772
Other financial liabilities (Refer to note 2.12)	13,937	–	432	–	20	14,389	14,389
Total	21,260	–	432	–	20	21,712	21,712

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 17 crore

The carrying value and fair value of financial instruments by categories as at March 31, 2025 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	14,265	–	–	–	–	14,265	14,265
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax free bonds and government bonds	1,633	–	–	–	–	1,633	1,796(1)
Target maturity fund units	–	–	465	–	–	465	465
Mutual fund units	–	–	1,185	–	–	1,185	1,185
Commercial Papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government Securities	–	–	–	–	6,800	6,800	6,800
Trade receivables (Refer to note 2.7)	26,413	–	–	–	–	26,413	26,413
Loans (Refer to note 2.5)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.6)	14,748	–	143	–	28	14,919	14,839(2)
Total	57,292	25	1,854	226	18,396	77,793	77,876
Liabilities:
Trade payables (Refer to note 2.13)	2,728	–	–	–	–	2,728	2,728
Lease Liabilities (Refer to note 2.3)	3,459	–	–	–	–	3,459	3,459
Other financial liabilities (Refer to note 2.12)	13,593	–	54	–	33	13,680	13,680
Total	19,780	–	54	–	33	19,867	19,867

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2025 is as follows:

 (In crore)

Particulars	As at December 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	473	425	48	–
Investments in government bonds	48	48	–	–
Investments in mutual fund units	1,643	1,643	–	–
Investments in target maturity fund units	–	–	–	–
Investments in certificates of deposit	2,800	–	2,800	–
Investments in commercial papers	970	–	970	–
Investments in non convertible debentures	3,416	3,416	–	–
Investments in government securities	4,904	4,832	72	–
Investments in equity securities	79	77	–	2
Investments in preference securities	198	–	–	198
Other investments	65	–	–	65
Others
Derivative financial instruments - gains (Refer to note 2.6)	40	–	40	–
Liabilities
Derivative financial instruments - loss (Refer to note 2.12)	372	–	372	–
Liability towards contingent consideration (Refer to note 2.12)(1)	80	–	–	80

(1)	Discount rate ranges from 3% to 6%

During the nine months ended December 31, 2025, tax free bonds of 60 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, state government securities of 36 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

 (In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	1,781	1,227	554	–
Investments in target maturity fund units	465	465	–	–
Investments in government bonds	15	15	–	–
Investments in mutual fund units	1,185	1,185	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others
Derivative financial instruments - gains (Refer to note 2.6)	171	–	171	–
Liabilities
Derivative financial instruments - loss (Refer note 2.12)	56	–	56	–
Liability towards contingent consideration (Refer to note 2.12)(1)	31	–	–	31

(1)	Discount rate - 6%

During the year ended March 31, 2025, State government securities and non-convertible debentures of 36 crore and 261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax free bond of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	December 31, 2025	March 31, 2025
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,027	2,076
405,46,67,899 (415,32,63,455) equity shares fully paid-up
	2,027	2,076

(1)	Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2025 and March 31, 2025 is set out below:

(in crore, except as stated otherwise)

Particulars	As at December 31, 2025		As at March 31, 2025
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,15,32,63,455	2,076	4,15,08,67,464	2,075
Add: Shares issued on exercise of employee stock options	1,404,444	1	2,395,991	1
Less: Shares bought back	100,000,000	50	–	–
As at the end of the period	4,05,46,67,899	2,027	4,15,32,63,455	2,076

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes

Buyback completed in December 2025

In line with the capital allocation policy, the Board, at its meeting held on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore subject to shareholders' approval by way of Postal Ballot. The shareholders approved the said proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting through postal ballot, the results of which were declared on November 6, 2025. The Buyback offer comprised a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 14, 2025) on a proportionate basis through the "Tender offer" route. The tender period for buyback commenced on November 20, 2025 and was open until November 26, 2025. The Company concluded the buyback procedures on December 4, 2025 and 10,00,00,000 equity shares were bought back and extinguished. The buyback resulted in cash outflow of 18,000 crore (excluding transaction costs). The Company funded the buyback from its free reserves including securities premium as explained in Section 68 of the Companies Act, 2013. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 50 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the quarter ended December 31, 2025.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(in )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Interim dividend for fiscal 2026	23.00	–	23.00	–
Final dividend for fiscal 2025	–	–	22.00	–
Interim dividend for fiscal 2025	–	21.00	–	21.00
Special dividend for fiscal 2024	–	–	–	8.00
Final dividend for fiscal 2024	–	–	–	20.00

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 25, 2025 which resulted in a net cash outflow of 9,139 crore. The final dividend was paid on June 30, 2025.

The Board of Directors in their meeting held on October 16, 2025 declared an interim dividend of 23/- per equity share which resulted in a net cash outflow of 9,555 crore.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 8,984,436 and 96,55,927 shares as at December 31, 2025 and March 31, 2025, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2025 and March 31, 2025.

The following is the summary of grants made during the three months and nine months ended December 31, 2025 and December 31, 2024:

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
2015 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	277,077	295,168
Employees other than KMP	109,893	22,880	117,293	152,220
	109,893	22,880	394,370	447,388
2015 Plan: Employee Stock Options (ESOPs)
Equity settled RSUs
Key Management Personnel (KMP)	–	–	237,370	–
Employees other than KMP	–	–	5,412,790	–
	–	–	5,650,160	–
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	108,180	–
	–	–	108,180	–
Total Grants under 2015 Plan	109,893	22,880	6,152,710	447,388
2019 Plan: RSU
Equity settled RSUs
Key Management Personnel (KMP)	–	–	66,366	70,699
Employees other than KMP	3,065	–	3,065	6,848
	3,065	–	69,431	77,547
Total Grants under 2019 Plan	3,065	–	69,431	77,547

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2026. In accordance with such approval the following grants were made effective May 2, 2025. - 2,30,621 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. - 13,273 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. - 33,183 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of December 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 plan:

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2026 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 66,366 performance based RSU’s were granted effective May 2, 2025.

Other KMP

Under the 2015 plan:

During the nine months ended December 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved time based grants of 237,370 ESOPs to Other KMP under the 2015 Plan. These stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the stock options would be the market price as on the date of grant.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Granted to:
KMP	17	17	53	52
Employees other than KMP	186	150	569	485
Total (1)	203	167	622	537
(1) Cash settled stock compensation expense included in the above	2	2	5	7

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2026- Equity Shares-RSU	Fiscal 2026- ADR RSU	Fiscal 2026- Equity Shares-ESOP	Fiscal 2026- ADS-ESOP	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU
Weighted average share price () / ($ ADS)	1,505	16.57	1,554	17.93	1,437	18.42
Exercise price () / ($ ADS)	5.00	0.10	1,554	17.93	5.00	0.07
Expected volatility (%)	23-26	25-26	25-28	26-30	21-26	23-28
Expected life of the option (years)	1-4	1-4	3-7	3-7	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	6	4	6	4	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,354	15.16	390	4.09	1,319	16.94

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Others
Compensated absences	97	90
Accrued compensation to employees (1)	10	5
Accrued expenses (1)	1,545	1,876
Payable for acquisition of business - Contingent consideration (2)	60	20
Total non-current other financial liabilities	1,712	1,991
Current
Unpaid dividends (1)	44	45
Others
Accrued compensation to employees (1)	3,664	3,781
Accrued expenses (1)(4)	7,438	6,210
Capital creditors (1)	338	470
Compensated absences	2,713	2,322
Payable for acquisition of business - Contingent consideration (2)	20	11
Other payables (1)(5)	898	1,206
Foreign currency forward and options contracts (2)(3)	372	56
Total current other financial liabilities	15,487	14,101
Total other financial liabilities	17,199	16,092
(1) Financial liability carried at amortized cost	13,937	13,593
(2) Financial liability carried at fair value through profit or loss	432	54
(3) Financial liability carried at fair value through other comprehensive income	20	33
(4) Includes dues to subsidiaries	85	56
(5) Includes dues to subsidiaries	762	962

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Outstanding dues of micro enterprises and small enterprises	205	8
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	3,346	2,720
Total trade payables	3,551	2,728
(1) Includes dues to subsidiaries	930	907

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Non-current
Others
Accrued defined benefit liability	441	74
Others	32	21
Total non - current other liabilities	473	95
Current
Unearned revenue	9,086	6,713
Others
Withholding taxes and others	2,800	2,433
Accrued defined benefit liability	3	3
Others	10	10
Total current other liabilities	11,899	9,159
Total other liabilities	12,372	9,254

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Current
Others
Post-sales client support and other provisions	1,203	993
Total provisions	1,203	993

Provision for post sales client support and other provisions majorly represents costs associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed standalone statement of profit and loss.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the condensed Standalone statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Current taxes	2,587	2,785	8,340	8,428
Deferred taxes	(279)	(299)	(776)	(988)
Income tax expense	2,308	2,486	7,564	7,440

Income tax expense for the three months ended December 31, 2025 and December 31, 2024 includes reversals (net of provisions) of 28 crore and provisions (net of reversals) of 82 crore, respectively. Income tax expense for the nine months ended December 31, 2025 and December 31, 2024 includes provisions (net of reversals) of 87 crore and provisions (net of reversals) of 215 crore. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2025 and December 31, 2024 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the three months and nine months ended December 31, 2025 and December 31, 2024 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Revenue from software services	37,730	34,631	109,413	101,648
Revenue from products and platforms	266	284	765	807
Total revenue from operations	37,996	34,915	110,178	102,455

The percentage of revenue from fixed-price contracts for each of the three months ended December 31, 2025 and December 31, 2024 is 59%. The percentage of revenue from fixed-price contracts for each of the nine months ended December 31, 2025 and December 31, 2024 is 58%.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the condensed standalone Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and nine months ended December 31, 2025 and December 31, 2024 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	6	31	48	91
Deposit with Bank and others	258	277	965	764
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	219	185	774	711
Income on investments carried at fair value through profit or loss
Gain / (loss) on mutual funds and other investments	72	37	175	194
Income on investments carried at fair value through other comprehensive income	17	–	17	2
Income on investments carried at amortized cost	–	–	81	–
Dividend received from subsidiary	1,278	200	2,676	1,322
Exchange gains/(losses) on foreign currency forward and options contracts	(141)	274	(1,501)	(107)
Exchange gains/(losses) on translation of other assets and liabilities	288	(93)	1,820	281
Miscellaneous income, net*	280	90	372	201
Total other income	2,277	1,001	5,427	3,459

*	Includes profit on sale of property plant and equipment amounting to 165 crore for the three months ended December 31, 2025.

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Employee benefit expenses
Salaries including bonus	17,714	16,036	51,676	47,866
Contribution to provident and other funds	582	527	1,733	1,545
Share based payments to employees (Refer to note 2.11)	203	167	622	537
Staff welfare	108	119	323	260
	18,607	16,849	54,354	50,208
Cost of software packages and others
For own use	566	488	1,619	1,434
Third party items bought for service delivery to clients	1,782	2,489	5,240	6,040
	2,348	2,977	6,859	7,474
Other expenses
Power and fuel	49	45	149	152
Brand and Marketing	254	229	841	757
Rates and taxes	46	39	168	201
Repairs and Maintenance	286	245	830	732
Consumables	9	6	23	21
Insurance	72	63	201	184
Provision for post-sales client support and others	24	92	(78)	111
Commission to non-whole time directors	5	5	14	13
Impairment loss recognized / (reversed) under expected credit loss model	50	19	114	86
Auditor's remuneration
Statutory audit fees	2	2	6	6
Contributions towards Corporate Social Responsibility	169	153	412	458
Others	183	42	409	236
	1,149	940	3,089	2,957

2.19.5 Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things introduces changes, including a uniform definition of wages and enhanced benefits relating to leave. The Company has assessed the financial implications of these changes which has resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Condensed Standalone Statement of Profit and Loss for the three months and nine months ended December 31, 2025. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of the employee benefits liability.

2.20 EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	December 31, 2025	March 31, 2025
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	1,997	1,772
[Amount paid to statutory authorities 1,314 crore (3,815 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,052	868
Other Commitments*	26	27

*	Uncalled capital pertaining to investments

(1)

As at December 31, 2025 and March 31, 2025, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 1,380 crore and 1,290 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 1,306 crore and 3,810 crore as at December 31, 2025 and March 31, 2025, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

Government Investigation

The U.S. Department of Justice (“DOJ”) is conducting an investigation regarding how the Company classified certain H-1B visa-recipient employees working for one of its clients in immigration documents filed with certain U.S. government authorities. The Company is engaged in discussions with the DOJ regarding its ongoing investigation and continues its own inquiry regarding the matter. At this stage, the Company is unable to predict the outcome of this matter, including whether such outcome could have a material adverse effect on the Company’s business and results of operations.

Others

Apart from the foregoing, the Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, may not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2025 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2025, the following are the changes in the subsidiaries:

-	Infosys Energy Consulting Services LLC , a wholly-owned subsidiary of Infosys Nova Holdings LLC was incorporated on April 16, 2025.

-	Infosys Saudi Arabia LLC, a wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.

-	Infosys Australia Technology Service Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.

-	On April 30, 2025, Infosys Nova Holdings LLC , a wholly-owned subsidiary of Infosys Limited, acquired 98.21% of voting interests in MRE Consulting Ltd along with its subsidiary MRE Technology Services, LLC. The remaining 1.79% was acquired by Infosys Energy Consulting Services LLC , a Wholly-owned subsidiary of Infosys Nova Holdings LLC.

-	On April 30, 2025, Infosys Australia Technology Service Pty Ltd, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in The Missing Link Automation Pty Ltd, The Missing Link Network Integration Pty Ltd and The Missing Link Security Pty Ltd along with its subsidiary The Missing Link Security Ltd

-	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH has been liquidated effective May 07, 2025.

-	On May 13, 2025, Infosys Singapore Pte Ltd diluted 2% stake of HIPUS Co., Ltd to Mitsubishi Heavy Industries, Ltd.

-	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025

-	Infosys Germany Gmbh, a Wholly-owned subsidiary of Infosys Singapore Pte Ltd merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective September 24, 2025

-	in-tech Engineering services S.R.L, (Wholly-owned subsidiary of in-tech GmbH) merged into ProIT (Wholly-owned subsidiary of in-tech GmbH) effective November 30, 2025

The Company’s related party transactions during the three months and nine months ended December 31, 2025 and December 31, 2024 and outstanding balances as at December 31, 2025 and March 31, 2025 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	29	28	89	84
Commission and other benefits to non-executive / independent directors	6	5	15	14
Total	35	33	104	98

(1)	Total employee stock compensation expense for the three months ended December 31, 2025 and December 31, 2024 includes a charge of 17 crore and 17 crore, respectively, towards key management personnel.For the nine months ended December 31, 2025 and December 31, 2024, includes a charge of 53 crore and 52 crore respectively, towards key management personnel. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited
Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru January 14, 2026	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918